Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: New York Community Bancorp, Inc.

Commission File No. 1-31565

The following is an investor presentation in connection with New York Community Bancorp, Inc.’s proposed merger with Roslyn Bancorp, Inc.:

NYCB New York Community Bancorp, Inc.

Combining strengths. Creating value.

Roslyn Bancorp, Inc.

[LOGO]NEW YORK COMMUNITY

BANCORP, INC.

Combining strengths. Creating value.

[GRAPHIC]

Forward-looking Statements and Risk Factors	[LOGO]

New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. will be filing a joint proxy statement / prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp, Inc. will be available without charge from the Investor Relations Department, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp, Inc. will be available free of charge from the Investor Relations Department, Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, New York 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Roslyn Bancorp, Inc., may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

Forward-looking Statements and Associated Risk Factors

This presentation, and other written materials and oral statements made by management, may contain certain forward-looking statements regarding the companies’ prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The companies intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the companies, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. The companies’ ability to predict results or the actual effects of their plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this presentation: the ability of the two companies to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies; operations, pricing, and services.

The companies undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Combining Strengths: The NYB / RSLN Merger	[LOGO]

The merger will enhance NYB’s franchise, performance, and value.

♦	Creates the NY Metro region’s largest community bank, based on market capitalization and total assets

♦	Is immediately 18% accretive to diluted GAAP EPS prior to the $3.5 billion downsizing of the securities portfolio; when the downsizing is completed, the merger will still produce 10% diluted EPS accretion

♦	Combines a premier asset generator with a premier deposit accumulator

♦	Strengthens the Company’s capacity for capital generation and capital management initiatives

♦	Increases deposit share in Brooklyn, Queens, Nassau, and Suffolk markets

♦	$3.5 billion downsizing of the securities portfolio reduces leverage at an opportune time

♦	Joins two companies with significant integration expertise, common operating philosophies, and identical systems platforms

♦	Creates a significant opportunity for shareholder value creation

Combining Strengths: The NYB / RSLN Merger

(in millions)
INCREASED MARKET CAP
CAGR:
93.19%
$570
$1,087
$2,329
$3,052
$4,034
$6,408
12/31/99
12/31/00
12/31/01
12/31/02
6/30/03
7/14/03
Pro Forma
w / RSLN

4

Combining Strengths: The NYB / RSLN Merger	[LOGO ]

NYB will be the NY Metro region’s largest community bank, based on market cap. (a)

(in millions)

INCREASED MARKET CAP

[CHART]

(a)	The NY Metro region includes Kings, Queens, Richmond, Nassau, and Suffolk counties.

Combining Strengths: The NYB / RSLN Merger

(in billions)

ASSET GROWTH

CAGR:
100.95%
$1.9
$4.7
$9.2
$11.3
$12.4
$23.2(a)
12/31/99
12/31/00
12/31/01
12/31/02
6/30/03
6/30/03
Pro Forma
w / RSLN

5

Combining Strengths: The NYB / RSLN Merger	[LOGO]

NYB will be the NY Metro region’s largest community bank, based on total assets.

(in billions)

ASSET GROWTH

[CHART]

(a)	Excludes the projected $3.5 billion downsizing of the securities portfolio.

Combining Strengths: The NYB / RSLN Merger

(in billions)
CORE DEPOSIT GROWTH
CAGR: 113.48%
$0.4
$1.4
$3.0
$3.3
$3.4
$6.1
12/31/99
12/31/00
12/31/01
12/31/02
6/30/03
6/30/03 Pro Forma w / RSLN

6

Combining Strengths: The NYB / RSLN Merger	[LOGO]

NYB will be the NY Metro region’s second largest thrift depository.

(in billions)

CORE DEPOSIT

      GROWTH

[CHART]

Core / Total Deposits:	38.8%	42.5%	55.8%	62.9%	66.0%	54.3%
Loans / Total Deposits:	150.0%	111.6%	99.2%	104.4%	114.8%	84.1%

Combining Strengths: The NYB / RSLN Merger

DILUTED EPS GROWTH
CAGR:
35.20%
$0.56
$0.62(a)
$1.01(a)
$1.67
$2.04-
$2.10(b)
$2.53(c)
1999
2000
2001
2002
2003
2004
Pro Forma
w / RSLN

7

Combining Strengths: The NYB / RSLN Merger	[LOGO]

The merger is expected to be 10% accretive to NYB’s diluted EPS in 2004.

DILUTED EPS GROWTH

[CHART]

(a)	Core earnings; please see reconciliation to GAAP earnings on page 29.
(b)	Company estimates
(c)	Reflects the projected $3.5 billion reduction in securities, which will reduce pro forma diluted EPS from $2.72 to $2.53.

Combining Strengths: The NYB / RSLN Merger

(in millions)

NYB
A Premier Loan Originator

$6,500
$5,500
$4,500
$3,500
$2,500
$1,500
$500
CAGR: 108.05%
$615.9
$1,150.1
$2,560.1
$3,077.7
$5,546.4
2000
2001
2002
2003(a)
2003 Pro Forma w/ RSLN(a)
Total Loan Originations

RSLN
A Premier Deposit Accumulator

$13,000
$11,000
$9,000
$7,000
$5,000
$3,000
CAGR: 76.38%
$4,076.8
$4,486.8
$5,710.9
$6,085.1
$11,184.9
12/31/00
12/31/01
12/31/02
6/30/03
6/30/03 Pro Forma w/ NYB
Total Deposits

(a) 1H 03 Annualized

8

Combining Strengths: The NYB / RSLN Merger	[LOGO]

The merger will join a premier asset generator with a premier deposit accumulator.

(in millions)
NYB A Premier Loan Originator	RSLN A Premier Deposit Accumulator

[CHART]	[CHART]
■ Total Loan Originations	■ Total Deposits

(a)	1H 03 Annualized

Combining Strengths: The NYB / RSLN Merger

We have significantly grown our preferred loan portfolios.

(in millions)

NYB
Multi-family Loan Originations

CAGR:
42.54%
$603.4
$541.7
$791.3
$2,055.5
$2,491.2 (a)
1999
2000
2001
2002
2003

RSLN
Multi-family / Construction Loan Originations

CAGR:
99.46%
$127.6
$167.9
$403.2
$582.0
$2,019.7(a)
1999
2000
2001
2002
2003

(a) 1H 03 Annualized

9

Combining Strengths: The NYB / RSLN Merger	[LOGO]

We have significantly grown our preferred loan portfolios.

(in millions)
NYB Multi-family Loan Originations	RSLN Multi-family / Construction Loan Originations

[CHART]	[CHART]

(a)	1H 03 Annualized

Combining Strengths: The NYB / RSLN Merger	[LOGO]

We both have a profitable, efficient, and risk-averse lending niche.

	NYB		RSLN
♦	Rent-controlled /-stabilized buildings generate stable cash flow	♦	Construction and multi-family rehab loans currently yielding spreads of approximately 300 bps

♦	5-year fixed / 5-year adjustable term	♦	Adjustable rate loans, tied to prime or LIBOR

♦	Pre-payment penalties: 5-4-3-2-1 points	♦	Average project takes 18-24 months to complete

♦	Average term to refi: 4 years	♦	Average loan-to-value ratio: 60.7%(a)

♦	Average loan at 6/30/03: $2.1 million	♦	Primary relationship with 9 of Long Island’s top 10 developers

♦	Average LTV ratio at 6/30/03: 57.1%	♦	No net charge-offs on construction loans originated since 1993
♦	Minimum debt coverage ratio: 120%

♦	No net charge-offs since 1987

(a)	Includes permanent multi-family loans.

Combining Strengths: The NYB / RSLN Merger

NPAs to Total Assets

NYB

0.80%
0.60%
0.40%
0.20%
0.00%

RSLN

0.80%
0.60%
0.40%
0.20%
0.00%

Industry Data Source: SNL Financial

11

Combining Strengths: The NYB / RSLN Merger	[LOGO]

The quality of our assets consistently exceeds the industry average.

NPAs to Total Assets

[CHART]

NYB	RSLN

	12/31/99	12/31/00	12/31/01	12/31/02	6/30/03		12/31/99	12/31/00	12/31/01	12/31/02	6/30/03
■ U.S. Thrifts	0.52%	0.53%	0.67%	0.70%	0.62%	■ U.S. Thrifts	0.52%	0.53%	0.67%	0.70%	0.62%

■ NYB	0.17%	0.19	0.19%	0.15%	0.11%	■ RSLN	0.25%	0.13%	0.53%	0.39%	0.26%

Industry Data Source: SNL Financial

Combining Strengths: The NYB / RSLN Merger	[LOGO]

The level of net charge-offs attests to our underwriting standards.

NCOs to Average Loans

[CHART]

NYB	RSLN

	12/31/99	12/31/00	12/31/01	12/31/02	6/30/03		12/31/99	12/31/00	12/31/01	12/31/02	6/30/03
■ U.S. Thrifts	0.14%	0.14%	0.18%	0.19%	0.19%	■ U.S. Thrifts	0.14%	0.14%	0.18%	0.19%	0.19%

■ NYB	0.00%	0.00%	0.00%	0.00%	0.00%	■ RSLN	0.00%	0.02%	0.02%	0.01%	0.01%

Industry Data Source: SNL Financial

Combining Strengths: The NYB / RSLN Merger

WESTCHESTER
BRONX
NEW JERSEY
NASSAU
SUFFOLK
MANHATTAN
QUEENS
BROOKLYN
STATEN ISLAND
NYB
RSLN

POPULATION
(in millions)
The Bronx 1.33
Suffolk 1.42
Nassau 1.33
Queens 2.23
Brooklyn 2.47
S.I. 0.44
TOTAL: 9.22 million

HOUSEHOLDS
(in millions)
The Bronx 0.463
Suffolk 0.469
Nassau 0.447
Queens 0.783
Brooklyn 0.881
S.I. 0.160
TOTAL: 3.20 million

TOTAL DEPOSITS
(in billions)
The Bronx $9.1
Suffolk $24.7
Nassau $38.6
Queens $31.8
Brooklyn $27.2
S.I. $7.2
TOTAL: $138.7 billion

13

Combining Strengths: The NYB / RSLN Merger	[LOGO]

We serve over one million accounts in a high net worth marketplace.

[MAP]

[CHART]

Map Source: Y-Merge.com, a division of SNL Financial

Combining Strengths: The NYB / RSLN Merger	[LOGO]

The merger will boost NYB’s rank among banks in the NY Metro region.

(dollars in millions)

Rank Institution		Deposits (a)	Deposit Share (a)	Branches (a)
1	J.P. Morgan Chase	$20,281	15.6%	151
2	Citigroup	16,959	13.0	135
3	Astoria Financial	10,878	8.3	83

4	Pro Forma NYB w / RSLN	9,849	7.6	115

5	GreenPoint	9,372	7.2	61
6	North Fork	8,932	6.9	128
7	HSBC	8,857	6.8	95
8	Washington Mutual	8,379	6.4	80
9	FleetBoston	6,283	4.8	107

10	RSLN	5,198	4.0	31

11	NYB	4,651	3.6	84

12	Bank of New York	3,753	2.9	108
13	Independence Community Bancorp	3,656	2.8	35
14	Staten Island Bancorp	2,556	2.0	19
15	Apple Bank for Savings	2,446	1.9	27

Source: SNL DataSource. Deposit data as of June 30, 2002.

(a)	Deposits, deposit share, and branches listed for the Metro NY region (Kings, Queens, Richmond, Nassau, and Suffolk counties) only.

Combining Strengths: The NYB / RSLN Merger

QUEENS

Rank	Thrift	Total Deposit Share
1	AF	9.86%
2	NYB	9.37[a]
3	GPT	6.60
4	Ridgewood	4.24
5	ICBC	2.79

STATEN ISLAND

Rank	Thrift	Total Deposit Share
1	SIB	32.35%
2	NYB	21.95
3	WM	6.35
4	ICBC	3.84

NASSAU

Rank	Thrift	Total Deposit Share
1	GPT	10.00%
2	AF	9.92
3	NYB	9.17[a]
4	WM	6.21

(a) Pro forma w / RSLN

15

[LOGO]

Combining Strengths: The NYB / RSLN Merger

On a pro forma basis, NYB ranks among the leading thrifts in its core markets.

	QUEENS		STATEN ISLAND			NASSAU
Rank	Thrift	Total Deposit Share	Rank	Thrift	Total Deposit Share	Rank	Thrift	Total Deposit Share
1	AF	9.86%	1	SIB	32.35%	1	GPT	10.00%
2	NYB	9.37(a)	2	NYB	21.95	2	AF	9.92
3	GPT	6.60	3	WM	6.35	2	NYB	9.17(a)
4	Ridgewood	4.24	4	ICBC	3.84	4	WM	6.21
5	ICBC	2.79

(a)	Pro forma w / RSLN

Source: SNL DataSource. Deposit data as of June 30, 2002.

Combining Strengths: The NYB / RSLN Merger

New York Community Bancorp, Inc.
New York Community Bank
Multiple Community Divisions
Queens County Savings Bank
Roslyn Savings Bank
Richmond County Savings Bank
CFS Bank
Ironbound Bank
First Savings Bank of NJ
South Jersey Bank

16

[LOGO]

Combining Strengths: The NYB / RSLN Merger

NYB’s structure recognizes and capitalizes on the brand equity of its divisional banks.

New York Community Bancorp, Inc.

[CHART]

Combining Strengths: The NYB / RSLN Merger	[LOGO]

We place an emphasis on community banking.

• Name retention engenders customer loyalty
• Tradition of personal service appeals to customer base	A SHARED EMPHASIS ON COMMUNITY BANKING
• Longstanding banking relationships are expanded through provision of alternative investment products / wealth services
• Needs of consumers / small businesses are addressed
• Visibility is enhanced by Richmond County Savings and Roslyn Foundation charitable giving

Combining Strengths: The NYB / RSLN Merger	[LOGO]

We emphasize convenience and exceptional customer service.

♦ Hours:	Weekend, extended evening, and early-bird hours

♦ Products & services:	A full-service menu of traditional banking products and services, complemented by an extensive range of alternative investment products

♦ Multiple service channels:	Bank online, by phone, or by mail

♦ Easy access:	Walk-up windows, drive-up bays, ATMs

♦ Staffing:	Over 400 licensed retail personnel in addition to a fully commissioned sales force

♦ Technology:	State-of-the-art ATMs and online real time processing

Combining Strengths: The NYB / RSLN Merger

Efficiency Ratio

NYB

70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%

RSLN

70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%

19

Combining Strengths: The NYB / RSLN Merger.	[LOGO]

We rank among the most efficient thrifts in the nation.

Efficiency Ratio

NYB	RSLN

[CHART]	[CHART]

	1999	2000	2001	2002	1H 03		1999	2000	2001	2002	1H 03
■ U.S. Thrifts	63.13%	65.72%	66.42%	62.67%	61.81%	■ U.S. Thrifts	63.13%	65.72%	66.42%	62.67%	61.81%
■ NYB	29.95%	30.20%(a)	35.03%(a)	25.32%	24.52%	■ RSLN	31.57%	33.92%	31.56%	27.65%	26.56%

(a)	Core efficiency ratio; please see reconciliation to GAAP efficiency ratio on page 29.

Industry Data Source: SNL Financial

Combining Strengths: The NYB / RSLN Merger

Net Income per FTE (a)
(in thousands)

RSLN
$192.1
NYB
$185.2
AF
$111.2
GPT
$107.5
ICBC
$92.2
SIB
$43.9

20

Combining Strengths: The NYB / RSLN Merger	[LOGO]

We generate the highest net income per FTE among our local peers.

Net Income per FTE (a)

(in thousands)

[CHART]

(a)	1Q 03 net income annualized; FTE at 3/31/03.

Combining Strengths: The NYB / RSLN Merger	[LOGO]

Our efficiency stems from several sources.

• Emphasis on multi-family / construction lending
• Above-average deposits per traditional branch (NYB: $79 million; RSLN: $164 million at 6/30/03)	SOURCES OF EFFICIENCY
• Franchise expansion through M & A
• Cost-effective de novo branch expansion
• Hub & spoke approach to in-store branching
• Profitable third-party alliances

Combining Strengths: The NYB / RSLN Merger	[LOGO]

We generate significant revenues through third-party alliances.

• Conduit lending:

♦ 1-4 family loans

♦ Consumer loans

• Investment products:	REVENUE-PRODUCING THIRD-PARTY ALLIANCES

♦ Annuities

♦ Mutual funds

♦ Insurance

• Real estate joint ventures

Combining Strengths: The NYB / RSLN Merger

(in millions)
Fee and Service-related Income
NYB
RSLN
$5.4
$1.9
$7.1
$4.6
$18.3
$42.4
$34.4
$64.0
$19.0 (a)
$68.4 (a)
$87.4 (a)
1999
2000
2001
2002
2003
2003 Pro Forma w/RSLN
(a) 1H03 Annualized

23

Combining Strengths: The NYB / RSLN Merger	[LOGO]

Pro forma fee and service-related income will rise approximately 37% Y-O-Y in 2003.

(in millions)

Fee and Service-related Income

[CHART]

(a)	1H 03 Annualized

Combining Strengths: The NYB / RSLN Merger	[LOGO]

NYB’s merger transactions with HAVN and RCBK exceeded expectations.

(dollars in millions, except per share data)	Haven Bancorp	Richmond County	NYB 2002 Results	Roslyn Bancorp
Announcement Date:	June 27, 2000	March 27, 2001	—	June 27, 2003
Closing Date:	November 30, 2000	July 31, 2001	—	4Q ‘03
Announced Transaction Value:	$196	$802	—	1,569
Assets / Deposits:	$2,966 / $2,151 (a)	$3,213 / $2,093 (a)	$11,313 / $5,256	$10,809 / $6,085 (a)
Announced Cost Savings:	~25% of Haven	11% of combined	Greatly exceeded	10% of combined

Announced Revenue Enhancements:	None	None	464% core revenue growth recorded from 2000 – 2002	None
Efficiency Ratio:	73.9% (1Q’00) (a)	45.7% (4Q’00) (a)	25.3%	26.2% (1Q’03) (a)
Projected Diluted EPS (b):	$0.88 in ‘02	$1.14-$1.19 in ‘02	$1.67	$2.53 in ‘04 (e)
Projected Accretion:	21.7%	11.8%-16.5%	129.4% (c)	10.0%

Projected Diluted Cash EPS (b)(d):	$1.06 in ‘02	$1.19 in ‘02	$1.89	$2.58 in ‘04
Projected Accretion:	10.8%	16.5%	95.3% (c)	10.8%

(a)	Data from the last company report filed prior to transaction announcement.
(b)	Adjusted to reflect NYB’s 4-for-3 stock split on May 21, 2003.
(c)	2002 NYB results compared to stand-alone Street estimates as of March 2000.
(d)	The Company calculated its diluted cash earnings per share for 2002 by adding back non-cash items of $30.5 million, or $0.22 per diluted share, to net income of $229.2 million, or $1.67 per diluted share.
(e)	Reflects the projected $3.5 billion reduction in securities, which will reduce pro forma diluted EPS from $2.72 to $2.53.

Combining Strengths: The NYB / RSLN Merger	[LOGO]

The pro forma securities portfolio will be downsized by approximately $3.5 billion.

Plan				Projected Results

•	Approximately $3.5 billion downsizing of securities portfolio	➢	•	Enhanced earnings quality
•	Assumed 2.0% pre-tax spread lost on the downsized assets / liabilities		•	Reduced interest rate and extension risk
•	Buyback stock to target 5.25% tangible common ratio at close		•	Reduced exposure to market value volatility
			•	$100+ million of equity freed up
			•	Improved net interest margin
			•	Reduced leverage at an opportune time
			•	Re-aligned securities portfolio

Creating Value: The NYB / RSLN Merger

(dollars in millions, except per share data)
Market capitalization
Price per share (adjusted for 8 splits including a 4-for-3 stock split on 5/21/03)
Annual yield produced by $0.92 per share dividend on shares purchased at this date
$105
$175
$249
$362
$604
$632
$570
$1,087
$2,329
$3,052
$4,034
$4,545
$6,408 (a)
$1.24
$1.96
$2.93
$4.68
$9.00
$9.92
$9.05
$12.25
$17.15
$21.66
$29.09
$32.77
$32.77
11/23/93
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
6/30/03
7/14/03
7/14/03
74.2%
46.9%
31.4%
19.7%
10.2%
9.3%
10.2%
7.5%
5.4%
4.2%
3.2%
2.8%
2.8%

(a) Pro forma w / RSLN

26

Creating Value: The NYB / RSLN Merger	[LOGO]

The value of NYB’s shares has appreciated 2,543% since 11/23/93.

(dollars in millions, except per share data)

☐	Market capitalization

☐	Price per share (adjusted for 8 splits including a 4-for-3 stock split on 5/21/03)

☐	Annual yield produced by $0.92 per share dividend on shares purchased at this date

[CHART]

(a)	Pro forma w / RSLN

Creating Value : The NYB / RSLN Merger	[LOGO]

The merger creates a significant opportunity for share value creation.

	% Appreciation (a)
	Share Price	Dividend
NYB – November 23, 1993	2,543%	6,215%
Haven – June 27, 2000 (b)	464	176
Richmond County – March 27, 2001 (b)	150	130
Roslyn – June 27, 2003 (b)	13	10

(a)	As of July 14, 2003
(b)	Reflects appreciation in NYB’s price per share and its quarterly cash dividend since the merger transaction was announced.

Creating Value: The NYB / RSLN Merger	[LOGO]

The merger will enhance NYB’s franchise, performance, and value.

♦	Creates the NY Metro region’s largest community bank, based on market capitalization and total assets

♦	Is immediately 18% accretive to diluted GAAP EPS prior to the $3.5 billion downsizing of the securities portfolio; when the downsizing is completed, the merger will still produce 10% diluted EPS accretion

♦	Combines a premier asset generator with a premier deposit accumulator

♦	Strengthens the Company’s capacity for capital generation and capital management initiatives

♦	Increases deposit share in Brooklyn, Queens, Nassau, and Suffolk markets

♦	$3.5 billion downsizing of the securities portfolio reduces leverage at an opportune time

♦	Joins two companies with significant integration expertise, common operating philosophies, and identical systems platforms

♦	Creates a significant opportunity for shareholder value creation

Appendix	[LOGO]

Reconciliation of GAAP and Non-GAAP Measures

1.	As calculated in accordance with GAAP, the Company’s 2000 and 2001 diluted earnings per share were $0.42 and $1.01, respectively. The 2000 amount reflected a gain of $13.5 million recorded in other operating income and a charge of $24.8 million recorded in operating expenses, resulting in a net charge of $11.4 million, or $0.20 per diluted share. The 2001 amount included a gain of $39.6 million recorded in other operating income and charges of $23.5 million and $3.0 million, respectively, recorded in operating expenses and income tax expense, resulting in an after-tax net charge of $836,000, or $0.01 per diluted share.

2.	As calculated in accordance with GAAP, the Company’s 2000 and 2001 efficiency ratios were 52.08% and 38.04%, respectively. The Company’s 2000 core efficiency ratio excluded a gain of $13.5 million on the sale of a Bank-owned property from other operating income and a merger-related charge of $24.8 million from operating expenses. Its 2001 core efficiency ratio excluded a gain of $39.6 million on the sale of certain assets from other operating income and a merger-related charge of $23.5 million from operating expenses.

For more information:	[LOGO]

	NYB	RSLN

Web Site:	♦www.myNYCB.com	♦www.roslyn.com

E-mail:	♦iangarola@mynycb.com	♦mfeder@roslyn.com

Phone:	♦(516) 683-4420	♦(516) 942-6150

Address:	♦615 Merrick Avenue Westbury, NY 11590	♦One Jericho Plaza Jericho, NY 11753

7/29/03